EXHIBIT I
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DESCARTES

CONTACT INFORMATION:

Kimberley Emmerson                               Chaya Cooperberg
Public Relations                                 Investor Relations
(519) 746-6114, ext. 2562                        (519) 746-6114, ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com

 DESCARTES ANNOUNCES UPDATE ON FIRST QUARTER EXPECTATIONS AND MANAGEMENT CHANGES

WATERLOO, ONTARIO, MAY 6, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), announced today that its revenues and loss per share for the three months ended April 30, 2004 (Q1FY2005) will be materially below the expectations set forth in its March 10, 2004 press release. At that time, Descartes indicated that it expected to achieve total revenues for the quarter in the range of $15.5 to $16.5 million and a loss per share of $0.13 to $0.11 on a U.S. GAAP basis. Descartes intends to issue a preliminary estimate of its financial results for Q1FY2005 by 7:00 a.m. ET on Monday, May 10, 2004.

Descartes is also in the course of undertaking a review of its financial statements for the fiscal year ended January 31, 2004. Descartes has not yet issued audited financial statements for this period. Based on its review to date, Descartes believes that it may be necessary to take provisions for accounts receivable and adjustments to related revenue and expenses, and provisions for certain other assets, in addition to those reflected in its unaudited financial statements for this period that were previously included in its press release issued on March 10, 2004. Descartes is working expeditiously to be able to provide a preliminary report on the extent of any such provisions and the related impact on its financial statements in its press release to be issued on May 10, 2004.

Finally, Descartes announced the termination of Manuel Pietra as Chief Executive Officer and President of the Company effective immediately. Art Mesher, Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, will together form the Office of the Chief Executive Officer reporting to the Board of Directors pending a search for a new Chief Executive Officer.

Descartes will hold a conference call at 8:00 a.m. ET on Monday, May 10, 2004 to discuss today's announcement and its press release to be issued on May 10, 2004.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
operating performance, financial results and condition, the timing of future earnings releases, and its ability to provide a report relating to provisions for accounts receivable and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to timely assess its need to take additional provisions relating to accounts receivable and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.